Exhibit 99.1

B Communications Limited

(“The Company”)

Dear Sir or Madam,

Re: Update Regarding Searchlight-Fuhrer Transaction

Ramat Gan, Israel - August 19, 2019 - B Communications Ltd. (the “Company”) (NASDAQ Global Select Market and TASE: BCOM), hereby reports that on August 18, 2019, the Tel Aviv-Jaffa District Court approved the "Searchlight-Fuhrer" transaction and the arrangement pursuant to section 350 of the Israeli Companies Law relating to the transaction among the Company, Internet Gold, Searchlight and T.N.R Investments (from the Fuhrer Group).

No objections to the settlement and transaction were received until the deadline set by the Honorable Court.

In connection with the above, it will be mentioned that the transaction was also approved by the debenture holders and shareholders of both the Company and Internet Gold-Golden Lines Ltd., as required by law, and that the Securities and Exchange Commission has stated that it does not intend to oppose the arrangement and transactions pursuant to it.

It should be noted that at this stage, the approval of the Ministry of Communications will be required to complete the transaction.

Yours sincerely,

B Communications Limited